

# SALANS

ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com



Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

May 12, 2005

Securities and Exchange Comm
Division of Corporation Financ
Office of International Corporat
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302





Re: Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure



cc: Frederick W. London, Esq.
James S. Boynton, Esq.



ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
**Tel** +1 (212) 632 5500 **Fax** +1 (212) 632 5555
**www.salans.com**

**Pierre J. Lorieau** *Associate*
**Direct Dial** (212) 632-5536
**Direct Fax** (212) 307-3350
plorieau@salans.com

File No. 82-34719

May 12, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,



Pierre J. Lorieau

Enclosure

cc: Frederick W. London, Esq.
James S. Boynton, Esq.



Press Release from Securitas AB

May 07, 2005

# Securitas AB - Clarifying statement - Key position holders' share purchase in Securitas

With regards to the recent incorrect information published in Swedish media regarding the share purchase in Securitas by the CFO and other key position holders, I want to make the following clarifying statement.

**The share purchase**

- March 29-31, 2005 some key position holders in Securitas bought shares in Securitas AB
- The purchase of the shares was made after the Full Year Financial Report and the Annual Report for 2004 was publicly released.
- All transactions were reported to the Swedish Finansinspektionen according to the rules for insider trading and were published on Finansinspektionens web-site. The same information was at the same time published by several Swedish business papers and Swedish and international newswires.
- The Swedish Stock exchange was informed before March 29 that the share purchases were to take place.
- All transactions were of private nature and funded with partly cash and partly bank loans.
- The process to purchase these shares was started after the Full Year Financial Report was published February 9, 2005 and was completed in end of March after the approval of bank loans and general bank administration for the private transactions.

**Securitas financial reporting and market expectations**

- In conjunction with the public release of the Full Year Financial Report 2004, published on February 9, 2005, Securitas stated an outlook for the first quarter 2005 for the U.S. guarding business to be; organic sales growth of 0 percent and operating margin to improve somewhat (compared to the level of 4.4 percent in the fourth quarter 2004).
- In the first quarter, that was published on May 3, 2005 the organic sales growth was 0 percent and the operating margin was 4.5 percent, in line with the previous outlook.
- The Group as a whole posted a first quarter result that was below the market expectations for

sales, operating income and income before taxes.

- Compared to previous published financial information in February 2005, there have been no changes in the full year outlook 2005 for the Group or for the U.S. guarding business.

- An average of market expectations for Securitas show that no material changes has been made for sales, operating income and income before taxes compared to the average expectations before May 3, 2005. Income before taxes, which is also the key ratio that Securitas states in the full year outlook, has by the analysts been adjusted downwards with some 1 percent according to the average market expectations after the report on May 3, 2005.

The share purchase was made, not only according to the rules issued by the Swedish Finansinspektionen but also according to the even more regulated internal insider trading policy, which is part of our Corporate Governance in Securitas. From the perspective of the Board of Directors in Securitas, we are very positive to the fact that key position holders with great importance for the future of Securitas, also make long term investments in the Securitas share.

Melker Schörling
Chairman of the Board in Securitas AB

**This press release is also available at:** www.securitasgroup.com

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70